EXHIBIT 99.4c


Allocation of Purchase Payments Endorsement

This endorsement is a part of the Flexible Premium Individual Deferred Retirement Annuity (Contract) to which it is attached. This endorsement is in addition to your Contract and does not replace any provision thereof.

Allocation of Purchase Payments

If you reside in a state that requires the full return of purchase payments during the free look period (Right to Return Contract), we will direct your initial purchase payments as follows. Purchase payments received prior to the Initial Purchase Payment Transfer Date, as shown on the Contract Data Page, will be allocated to the Money Market Sub-account on the later of:

1.
The Issue Date, or

2.
The date we receive your purchase payments.

On the Valuation Date on or next following the Initial Purchase Payment Transfer Date, the Contract Value in the Money Market Sub-account will be transferred to the Fixed Account and the Sub-accounts of the Variable Account as you designated on the application for this Contract, and as shown on the Contract Data Page.

If you cancel your Contract prior to the Initial Purchase Payment Transfer Date, we will refund the larger of:

1.
Your purchase payments, or

2.
The Contract Value.

On or after the Initial Purchase Payment Transfer Date, we will credit the purchase payments to the Fixed Account and Sub-accounts of the Variable Account as designated by you on the Contract application or any subsequent instructions.

[RELIASTAR logo]
ReliaStar Life Insurance Company
Box 20
Minneapolis
Minnesota 55440

Executed at our Home Office
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Robert C. Salipante                President
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/s/ Robert C. Salipante


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Susan M. Bergen                    Secretary
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/s/ Susan M. Bergen